Exhibit 4.2.2

AMENDMENT TO SECOND AMENDED AND RESTATED

BRIDGE LOAN WARRANT

This Amendment to Second Amended and Restated Bridge Loan Warrant modifies that certain Second Amended and Restated Bridge Loan Warrant effective as of February 25, 2002 (the “Warrant”) issued by Amerigon Incorporated (“Amerigon”) to Big Beaver Investments LLC (“Big Beaver”) entitling Big Beaver to subscribe for and purchase 326,087 shares of common stock of Amerigon as described in the Warrant.

A new Section 2.b. of the Warrant is hereby added and shall read in its entirety as follows:

b. CONVERSION. Subject to Section 1 hereof, the Holder may convert this Warrant (the “Conversion Right”), in whole or in part, into the number of shares (less the number of shares which have been previously exercised or as to which the Conversion Right has been previously exercised) calculated pursuant to the following formula by surrendering this Warrant (with a notice of exercise in a form provided by the Company, duly executed) at the principal office of the Company specifying the number of shares the rights to purchase which the Holder desires to convert:

X	=	Y(A-B)
A

where:	X = the number of shares of Common Stock to be issued to the Holder as the result of the exercise of the Conversion Right;

Y = number of shares of Common Stock purchasable under this Warrant for which the Conversion Right is being exercised;

A = the closing bid price per share of Common Stock as of the trading day immediately preceding the date of exercise of the Conversion Right; and

B = the Exercise Price at the time the Conversion Right is exercised.

Except as set forth above, the other terms of the Warrant are not modified by this Amendment and are hereby ratified, confirmed and approved and will remain in full force and effect.

This Amendment to Second Amended and Restated Bridge Loan Warrant is executed on March 3, 2005.

Amerigon Incorporated

By:	/s/ Daniel R. Coker
Daniel R. Coker,
President and Chief Executive Officer